APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Petrolhead Cafe
Income Statement - unaudited
For the period ended December 2021

	This Period	Previous Period
	01/01/2021 to 12/31/2021	01/01/2020 to 12/31/2020
REVENUES		
Sales	$ -	$ 142.57
Other Revenue	-	-
TOTAL REVENUES	**-**	**142.57**
COST OF GOODS SOLD		
Cost of Sales		112.83
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	**-**	**112.83**
GROSS PROFIT (LOSS)	**-**	**29.74**
OPERATING EXPENSES		
Advertising and Promotion	84.00	98.00
Bank Service Charges	-	-
Business Licenses and Permits	80.00	20.00
Computer and Internet	-	-
Depreciation	-	-
Dues and Subscriptions	-	-
Insurance	-	-
Meals and Entertainment	-	-
Miscellaneous Expense	-	-
Office Supplies	-	-
Payroll Processing	-	-
Professional Services - Legal, Accounting	-	-
Occupancy	-	-
Rental Payments	-	-
Salaries	-	-
Payroll Taxes and Benefits	-	-
Travel	-	-
Utilities	-	-
Website Development	207.78	177.78
TOTAL OPERATING EXPENSES	**371.78**	**295.78**

OPERATING PROFIT (LOSS)	(371.78)	(266.04)
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ (371.78)	$ (266.04)

Petrolhead Cafe
Balance Sheet - unaudited
For the period ended 12/31/2021

	Current Period	Previous Period
	01/01/2021 to 12/31/2021	01/01/2020 to 12/31/2020
ASSETS		
Current Assets:		
Cash	$1,169.47	$1,570.99
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	-	-
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	1,169.47	1,570.99
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	-	-
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	-	-
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ 1,169.47	$ 1,570.99
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-

Other Liabilities		-	-
Current Portion of Long-Term Debt		-	-
Total Current Liabilities		-	-
Long-Term Liabilities:			
Notes Payable		-	-
Mortgage Payable		-	-
Less: Current portion of Long-term debt		-	-
Total Long-Term Liabilities		-	-
EQUITY			
Capital Stock/Partner's Equity		1,169.47	1,570.99
Opening Retained Earnings		-	-
Dividends Paid/Owner's Draw		-	-
Net Income (Loss)		-	-
Total Equity		1,169.47	1,570.99
TOTAL LIABILITIES & EQUITY	$	**1,169.47**	$ **1,570.99**
Balance Sheet Check		-	-

Petrolhead Cafe
Statement of Cash Flow - unaudited
For the period ended 12/31/2021

	Current Period	Previous Period
	01/01/2021 to 12/31/2021	01/01/2020 to 12/31/2020
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$0.00	$29.74
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	$0.00	$0.00
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	$0.00	$0.00
Inventory	$0.00	$0.00
Prepaid Income Taxes	$0.00	$0.00
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	$0.00	$0.00
Credit Cards Payable	-$371.78	-$295.78
Total Adjustments	-$371.78	-$295.78
Net Cash Flows From Operating Activities	-$371.78	-$266.04
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	$0.00	$0.00
Net Cash Flows From Investing Activities	$0.00	$0.00
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	$0.00	$0.00
Member's Withdrawals	$0.00	$0.00
Net Cash Flows From Financing Activities	$0.00	$0.00
NET INCREASE (DECREASE) IN CASH	-$371.78	-$266.04
CASH - BEGINNING	$1,541.25	$1,807.29
CASH - ENDING	$1,169.47	$1,541.25

I, Kyle Mayer, certify that:

1. The financial statements of Petrolhead Cafe LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Petrolhead Cafe LLC included in this Form reflects accurately the information reported on the tax return for Petrolhead Cafe LLC for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature   *Kyle Mayer*

Name: Kyle Mayer

Title: Business Owner